Exhibit 99.1

Media Contacts: Yael Paz, Director of Corporate Communications, Optibase, Ltd. 011-972-9-9709-255 yaelp@optibase.com

OPTIBASE IPTV PLATFORMS INTEGRATED IN CELLULAR STREAMING SERVICE IN THE UNITED STATES

Live full motion TV provided by SmartVideo

        MOUNTAIN VIEW, Calif. – May 4, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video high-end solutions, today announced that its IPTV streaming platforms are enabling SmartVideo, a provider of management and delivery solutions of content to mobile and cellular devices, to provide full motion TV to Verizon and Cingular mobile subscribers in the United States.

        Georgia-based SmartVideo is using the Optibase MGW 5100 TV streaming platform to encode and transmit live video received from satellite provider Crawford Communications over a dedicated network to SmartVideo’s facilities. At SmartVideo, the video is decoded using Optibase’s MGW 200 decoders and transmitted using SmartVideo’s proprietary technology to cell phones and other smart handheld devices. The content offering includes news, weather, sports and children’s programming from ABC news, NBC Universal, Fox Sports, The Weather Channel and others.

        “We are excited about the prospects in the cellular streaming market and this opportunity to take part in an innovative broadcast service that provides high quality live television directly to mobile devices,” said Adam Schadle, president of Optibase Inc. “SmartVideo benefits from the combination of our encoding and decoding offerings that yield a high quality, end-to-end video streaming solution.”

        “SmartVideo has distinguished itself from other service providers by its ability to deliver high-quality, reliable interactive video, audio and graphics simultaneously,” said David Ross, president of SmartVideo. “The Optibase platforms provide 24x7 services ensuring our customers receive the best possible service.”

        WH Platts, an Optibase value add reseller based in Atlanta, GA and Charleston, SC, provided the system design consultation installation and training.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

About Smart Video

SmartVideo Technologies offers the first and best-in-class services for broadcasting live, on-demand and download-and-play television content for Internet-connected video consumers around the world. SmartVideo’s television solutions deliver sharp video images with fully synched audio for broadcast to video-enabled cell phones and other handheld devices, via current and next- generation cellular and Wi-Fi systems. SmartVideo’s proprietary technologies include a full suite of television content management services for wireless telco carriers as well as content owners, to provide an end-to-end mobile television broadcast and business solution. SmartVideo’s robust library of content includes news, weather, sports, children’s programming and more, from such leading international brands as ABC News, NBC Universal, Fox Sports, The Weather Channel and dozens of others. SmartVideo’s mobile video solutions provide exceptional image quality on all existing 2.5G and Edge cellular networks, and near-broadcast quality on 3G and Wi-Fi networks. SmartVideo is a Microsoft Windows Media(R) 9 Series Certified Hosting Provider. For additional information and to subscribe to SmartVideo’s Live TV content packages visit http://www.smartvideo.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.